Exhibit 99.1

Arbe to Report Q3 2023 Financial Results and

Hold a Conference Call on Nov. 8

Tel Aviv, Israel, Oct. 24, 2023 — Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced that it will hold its third quarter 2023 conference call on Wednesday, Nov. 8 at 8:30 a.m. Eastern Time. The company will issue its earnings release before the market opens that same day.

Conference Call and Webcast Details

Speakers will include Kobi Marenko, Co-Founder and Chief Executive Officer and Karine Pinto-Flomenboim, Chief Financial Officer. Regarding the current situation in Israel. Arbe’s management wishes to inform that its employees are safe and continue to work and are committed to the success of the Company. All client-facing activities are considered mission-critical and are prioritized. We anticipate them to progress as planned. As a result, management doesn’t stipulate any impact on the business in the medium and long term.

The live call may be accessed via telephone at (833) 316-0562 toll-free, (80) 921-2373 Israel toll-free, or (412) 317-5736 internationally.

A telephonic replay of the conference call will be available following the end of the conference call until Nov. 22, 2023. To listen to the replay, please dial (877) 344-7529, or (412) 317-0088 internationally, using access ID: 2439734.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10183758/fad198fe74. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed here: https://event.choruscall.com/mediaframe/webcast.html?webcastid=lpNvIJZp or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe's imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, delivery robots, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company's expectations regarding the closing of the offering and timing thereof, and the expected gross proceeds of the offering. These statements, and other statements including the words "expect," "believe," "estimate," "intend," "plan," "anticipate," "may," "should," "strategy," "future," "will," "project," "potential" and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including the risk and uncertainties resultsng from the Octobor 7th attack upon Israel, conflicts involving Israel, and other risks described in "Cautionary Note Regarding Forward-Looking Statements," "Item 5. Operating and Financial Review and Prospects" and "Item 3. Key Information –Risk Factors" Arbe's Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe's website or any other website is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Miri Segal

MS-IR

917-607-8654

msegal@ms-ir.com